FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

Frequently Asked Questions about the

DaVita/HealthCare Partners Merger

Timing and Culture:

Can a DaVita employee/leader communicate the DaVita culture, work experience, and values of the organization to our staff?

DaVita’s leadership and teammates look forward to sharing the culture and values with HCP and will do so in various ways over time. Since the announcement in May, for example, members of DaVita’s leadership have visited HCP California, HCP Nevada, and JSA (a division of HCP), and attended several of our events. Further DaVita communications are scheduled that will further share their culture and values.

On what approximate date should we expect to hear when the acquisition will be finalized and possible changes (or not) that will directly affect the physicians and staff of HCP?

It is estimated the DaVita HealthCare Partners transaction will close during the fourth quarter of this year. Both companies will continue to operate as they have. There are no major changes planned that will affect the core business of either company. However, any changes that do occur are expected to be gradual and will be communicated in a timely and detailed way.

Compensation and Benefits:

I have a significant amount of PTO accumulated. How will my PTO and my CME be affected by the merger?

All accrued PTO and CME balances will continue to be available to you and will not be affected by the merger.

Will there be additional dollars for the front line as a result of the acquisition?

There are no planned changes to employee and clinician rates of pay or other compensation programs.

Branding, Messaging, and Integration:

What changes, if any, will there be to HealthCare Partners uniforms or name badges?

For the foreseeable future, HealthCare Partners uniforms and name badges will remain the same. Over time, as the DaVita HealthCare Partners brand develops, there may be changes to uniforms and badges to reflect the new brand.

What message should we be relaying to the general public and patients?

The announcement of the merger was in the press on May 21 and there has been media coverage since then. If you are receiving questions from the media or any party you feel needs more information than what has been shared publically, please contact Zan Calhoun and he will ensure that the proper contact addresses their question.

Most importantly, the quality of care and service to our patients and physicians will not change, and our commitment to our mission and values and the integrity of our clinical programs will remain the same. Both companies share a commitment to leading in quality care, and the combined company will continue to strive toward the same high standards of care.

Job Security and Advancement:

After the merger is completed, if there is a reduction in force, what will be the severance package? Will the severance package be based on years of tenure with HCP and/or by grade level?

Cost synergies are not a key element of the merger. There is no planned reduction in force with this merger.

Will there be opportunities to possibly be a medical assistant at DaVita’s facilities?

As a much larger organizations, all employees of DaVita HealthCare Partners would be eligible to apply to open positions within all business units and across all geographic regions.

Clinical Integration and Excellence:

Are you now required to use DaVita dialysis centers?

We already work closely with many of the DaVita centers, but there is no requirement to use DaVita dialysis centers.

Should I be concerned about what will happen to HealthCare Partners after the “earn-out period?”

No, there is nothing to worry about after the earn-out period. Earn-outs are a fairly common feature in mergers. The DaVita leadership team and the HealthCare Partners leadership team, soon to be the combined DaVita HealthCare Partners leadership team, are well aligned on making sure the merger and the future growth of the new company are a success for the long-term. Leaders from both companies are committed to the mission of transforming the US healthcare delivery system. One of the significant reasons for doing this deal was because of the shared mission and values of both companies.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC a Registration Statement on Form S-4 to register the DaVita Common Stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.